EXHIBIT 2.2

CHURCHILL DOWNS INCORPORATED
700 Central Avenue
Louisville, Kentucky 40208

August 31, 2004

Louisiana Horsemen’s Benevolent
     and Protective Association 1993, Inc.
1535 Gentilly Boulevard
New Orleans, LA 70119
Attention: Mr. Oran Trahan, President

Dear Mr. Trahan:

        This will advise you of the desire of Churchill Downs Incorporated and its designee (“Churchill”) to serve as the Enabling Transaction Partner (“ETP”) under the “SETTLEMENT AGREEMENT BETWEEN FAIR GROUNDS CORPORATION AND LOUISIANA HORSEMEN’S BENEVOLENT AND PROTECTIVE ASSOCIATION 1993, INC.” dated August 6, 2004 (the “Settlement Agreement”) subject to the terms set forth herein.

        We attach for your reference a Global Term Sheet that outlines the terms of the agreement by and among Fair Grounds Corporation, Ben S. Gravolet (“Gravolet”), Churchill, Finish Line Management Corp. (“Finish Line”), and Bryan G. Krantz (“Krantz”) to pursue a consensual amended plan of reorganization (“Amended Plan”) in form acceptable to all of the parties in the bankruptcy case styled In re: Fair Grounds Corporation, United States Bankruptcy Court, Case no. 03-16222, Section A and to the Louisiana Horsemen’s Benevolent And Protective Association 1993, Inc. (“HBPA”).

        Churchill agrees that the Amended Plan contemplated by this letter will have a closing date to occur on or before October 15, 2004. This letter sets forth the terms and conditions that shall be incorporated into the Amended Plan and under which Churchill binds itself with the HBPA. As used herein and unless otherwise defined herein, capitalized terms have the same meaning set forth in the Settlement Agreement when defined in the Settlement Agreement.

        In light of the foregoing, and with specific reference to paragraph 4.5.2 of the Settlement Agreement and notwithstanding anything in the Global Term Sheet, the Asset Purchase Agreement attached thereto (“APA”), or any definitive agreements that may hereafter be entered into in furtherance thereof, this is to advise the HBPA by this letter agreement that Churchill has a contract (“Global Term Sheet”) with the Debtor and other parties (a copy of which is attached hereto for reference); has the financial ability to close the Enabling Transaction in the manner and to the extent described in the Global Term Sheet and herein, and proposes to sponsor the Amended Plan which includes the terms and conditions of the Global Term Sheet and those set forth in this letter. The obligations of Churchill under the terms of the Amended Plan with respect to HBPA will vary from the obligations that were to be undertaken by the Enabling Transaction Partner under the Settlement Agreement. This letter sets forth the differences between the obligations of the Enabling Transaction Partner and Enabling Transaction Acquirer under the Settlement Agreement and the terms that Churchill proposes to be included in the Amended Plan for the benefit of the HBPA. Under the Amended Plan, Churchill will obligate itself for the performance of the obligations set forth in this letter agreement and under the Settlement Agreement as set forth below. Churchill will not be obligated for the performance of any obligations under the Settlement Agreement except as set forth specifically herein, in the Global Term Sheet and in the Amended Plan. This letter or the HBPA’s agreement thereto does not in any way change the Settlement Agreement between Fair Grounds Corporation and the HBPA. The form and substance of the Amended Plan and the Order confirming the Amended Plan will be subject to the approval of the HBPA and Churchill. For purposes of reference, paragraph numbers and capitalized terms referenced below refer to those in the Settlement Agreement.

        Churchill agrees to incorporate the reservation of the HBPA’s rights against the State of Louisiana and any other parties to the Litigation in any release by HBPA that affects the HBPA’s future rights in the Litigation to the extent such release is included in any Amended Plan.

        Churchill agrees that to the extent the actions contemplated in Sections “2” (including 2.1, 2.2, and 2.3) and section “3” (including 3.1 and 3.1.1) have not been completed prior to the closing on or before October 15, 2004 as defined in the APA (“Closing”), that they will become a condition of Closing, except for the recordation of the Judgment which will not be a condition of Closing (because the Initial Settlement Amount and Supplemental Settlement Amount will be fully paid in cash in the amount of $25 million dollars as a condition of Closing to the HBPA and the Amended Plan will not allow the recordation of the Judgment if the Closing and payments to the HBPA occur).

        Paragraph 4.3 of the Settlement Agreement provides in pertinent part as follows:

“In the Motion to Dismiss the Bankruptcy Case and pursuant to this Agreement, the Fair Grounds Corporation/Debtor shall assume and be fully responsible for the payment or satisfaction of any valid outstanding administrative, priority, secured and Unsecured Claims against the Estate in the Bankruptcy Case. The Fair Grounds, Affiliates and Enabling Transaction Acquirer shall and do hereby agree to indemnify, defend and hold the HBPA harmless from and against the Claims of any such claimants and any Claims of Video Services, Inc., Fair Grounds, Affiliates, and/or Finish Line Management Corp. against the HBPA.

Churchill will not agree to be bound by the underlined terms if it becomes the Enabling Transaction Acquirer or the Enabling Transaction Partner and will not guarantee payment of claims. However, Churchill will agree to fund the Amended Plan as set forth in the Global Term Sheet and APA in the amount of $47 million dollars, as adjusted in the APA. Churchill also agrees that the Amended Plan and the Confirmation Order will provide as a condition of Closing a cash payment to the HBPA on proof of claim #77 in the amount of $25 million, to be paid in the manner and method of payment required by the Settlement Agreement with such payment to occur on or before October 15, 2004. Further, the Amended Plan will provide for payment of HBPA proof of claim #105 in like manner to all other undisputed unsecured creditors.

        As an alternative to furnishing the indemnities and hold harmless agreements in Section 4.3, Churchill shall, as a condition to Closing, provide to the HBPA on or before October 1, 2004 (to be held in escrow until Closing if necessary) general releases of all Claims that Fair Grounds Corporation, Mr. and Mrs. Bryan Krantz, Family Racing Venture, L.L.C., Gentilly Gaming, L.L.C., and Finish Line Management Corp. have or may have against the HBPA or its representatives, attorneys, insurers, board members, employees or related entities, in form and substance acceptable to the HBPA, which releases and a release by Video Services, Inc. of such parties must be delivered to HBPA as a condition to the Closing under the APA on or before October 15, 2004.

        Section 5.1 of the Settlement Agreement provides that on or before October 15, 2004, the Debtor/Fair Grounds Corporation will pay the HBPA and its attorneys the Initial Settlement Amount of $23,000,000.00 in immediately available funds. The Amended Plan shall provide for the payment to the HBPA of twenty-five million ($25,000,000) dollars from the Purchase Price on or before October 15, 2004 (as contemplated by Section 5.4 of the Settlement Agreement) and the Debtor shall pay the HBPA all other consideration required to be paid by the Debtor in the Settlement Agreement. Under the Amended Plan, the HBPA will not receive a Promissory Note representing the Supplemental Settlement Amount as that amount will be paid in cash on or before October 15, 2004. Churchill will not guarantee the $25 million payment to the HBPA, but will agree that the Amended Plan and the Confirmation Order will provide for the $25 million payment to the HBPA on or before October 15, 2004.

        With respect to Paragraph 5.1.6 of the Settlement Agreement, Churchill will not agree, as the Enabling Transaction Acquirer or Enabling Transaction Partner, to join in the indemnity and defense obligations provided therein. Under the Amended Plan, however, Churchill shall, as a condition to Closing, provide to the HBPA (on or before October 1, 2004 and to be held in escrow if necessary) general releases for the HBPA and its representatives, attorneys, insurers, board members, employees or related entities of any Claims that Vicki Krantz, Bryan Krantz, Fair Grounds Corporation, and Finish Line have or may have relating to the Litigation, settlement thereof, or contesting the manner, method, division, distribution, or the amount of payment received by them or any horseman derived from the Settlement Agreement (after making all deductions for expenses of the Litigation, including attorney fees), all in form and substance acceptable to the HBPA, which releases and releases by Firal Ryder and James Alexander must be delivered to HBPA as a condition to the Closing under the APA on or before October 15, 2004.

        Moreover, if as a result of the Enabling Transaction or the Amended Plan or any transaction incident thereto, Churchill acquires any rights or causes of action from the Debtor, VSI or its shareholders, Finish Line, or from any other person, party or entity that includes a right or cause of action or Claim by such party against the HBPA and its officers, directors, managers, employees, members, shareholders, attorneys, agents and representatives, Churchill will release any such right or cause of action or Claim in favor of HBPA and its officers, directors, managers, employees, members, shareholders, attorneys, agents and representatives which release shall be delivered to the HBPA as a condition to the Closing under the APA on or before October 15, 2004. Such release shall be in form and substance acceptable to the HBPA.

        Churchill will abide by Section 5.1.7 of the Settlement Agreement, which obligation will survive the Closing.

        Paragraph 5.2 of the Settlement Agreement provides in pertinent part that if the Fair Grounds/Enabling Transaction Acquirer receives any Net Recovery from the State Claim, said Net Recovery shall be shared with the HBPA in the manner set forth in the Settlement Agreement. Under the Global Term Sheet and pursuant to the Amended Plan, the State Claim will remain with the Debtor, and accordingly, Churchill will not have an economic interest or any other interest in that Claim and will have no obligation under paragraph 5.2 of the Settlement Agreement. As a part of the Amended Plan, however, the Debtor will be required to share any Net Recovery of the State Claim with the HBPA in the manner set forth in the Settlement Agreement and to grant a security interest in the State Claim in favor of the HBPA to secure its obligation to do so. The obligation of the Debtor will survive the Closing.

        Paragraph 5.3.1 of the Settlement Agreement provides in pertinent part for the HBPA to receive a Flip Payment in the event of a Transfer as more fully described therein. Under the Amended Plan, Churchill shall make the Flip Payment described in paragraph 5.3.1 of the Settlement Agreement if a Transfer by Churchill occurs within five (5) years from the date of the Closing. For purposes of the foregoing provision, a Transfer shall not include a situation where Churchill Downs Incorporated, as part of a stock sale, asset purchase or some other business transaction sells control of Churchill Downs Incorporated, except to the extent the stock or assets of what is currently known as the Fair Grounds Corporation are spun off or separately sold or transferred in the overall transaction. The Flip provision shall be binding on the successor of Churchill Downs Incorporated in the event of the sale of control of Churchill Downs Incorporated. This obligation will survive the Closing.

        Paragraph 6.1 of the Settlement Agreement provides for the Enabling Transaction Partner to spend not less than $750,000.00 in capital improvements to the back stretch of the Racetrack over the next two years following the Effective Date of the agreement. In lieu of that agreement, and as a part of the Amended Plan, Churchill agrees to spend not less than $4 million dollars in capital improvements to the back stretch of the Racetrack over the next two years following the Closing. The capital improvements in 2005 will not be less than $2 million dollars. To implement these expenditures, Churchill will form a Capital Improvement Committee within one month from the date of Closing which committee shall be composed of three members selected by the management of Churchill and two members selected by the HBPA. The purpose of the Committee shall be to identify, prioritize and approve capital improvements to the backside of the Fair Grounds Racetrack and to be a mechanism to foster full discussion concerning the ongoing management of the racing program and backside activities of the Fair Grounds Racetrack. This obligation will survive the Closing.

        Under Paragraph 6.2 of the Settlement Agreement, Fair Grounds Corporation/Enabling Transaction Acquirer covenant to conduct live thoroughbred racing at the Racetrack for a period of not less than ten (10) years following the Effective Date. In lieu of that agreement, and as a part of the Amended Plan, Churchill will agree to conduct live thoroughbred racing at the Racetrack for a period of not less than five (5) years following the Closing. This obligation will survive the Closing.

        In lieu of the Enabling Transaction Acquirer’s obligations under 6.3 of the Settlement Agreement, and as a part of the Amended Plan, Churchill agrees that for a period of three (3) years following the Closing, Churchill will not request, sponsor, support or otherwise seek any legislation, regulatory approval or actions or amendment of the Control Law, the [Slot Law] or any other law, the effect of which would reduce, diminish or eliminate the portion of Net Device Revenue or [Slot Revenue] payable to the HBPA or any of its members. This provision shall not be construed as prohibiting Churchill from opposing any legislation, regulatory approval or actions or amendment of the Control Law, the [Slot Law] or any other law, the effect of which would reduce, diminish or eliminate the portion of Net Device Revenue or [Slot Revenue] payable to

Churchill or seeking to Change any such legislation, regulatory approval or actions if it is passed. This obligation will survive the Closing.

        Paragraph 7.2 of the Settlement Agreement provides as follows:

If the Fair Grounds Corporation/Enabling Transaction Acquirer fails to pay any of the payments required by this Agreement on or before the applicable due dates, it is expressly agreed that the HBPA will not release the Fair Grounds Corporation/Enabling Transaction Acquirer from its obligations under the Litigation or the Judgment, and Fair Grounds Corporation/Enabling Transaction Acquirer agrees and acknowledges that it will be liable to the HBPA for the full amount of the unpaid Judgment, notwithstanding anything in this Agreement to the contrary, and Fair Grounds acknowledges that the Judgment will be final and deemed allowed in the Bankruptcy Case.

        Churchill will not agree to the obligations imposed upon the Enabling Transaction Acquirer in Paragraph 7.2 of the Settlement Agreement, and Churchill will not be liable for the Judgment or the Litigation. In lieu of the Enabling Transaction Acquirer’s obligations under 7.2 of the Settlement Agreement, and as a part of the Amended Plan, the Global Term Sheet, and the APA, the Amended Plan shall provide the payment to the HBPA of twenty-five million ($25,000,000) dollars from the Purchase Price on or before October 15, 2004.

        Churchill shall, as a condition to the Closing, provide to the HBPA on or before October 1, 2004 (to be held in Escrow if necessary) releases and waivers of all claims that Bryan Krantz, Vicki Krantz and the Fair Grounds, Finish Line Management Corporation, Continental Advertising, FG Staffing Corporation, Fair Grounds International Ventures, and Family Racing Ventures have or may have against the HBPA or its attorneys, insurers, board members, employees or related entities.

        Churchill agrees to the provisions in Sections 7.6 of the Settlement Agreement.

        If there are any conflicts or inconsistencies between the obligations of Churchill in favor of the HBPA outlined in this letter and the terms set forth in the Global Term Sheet, or any other agreements entered into pursuant thereto, this letter agreement will control, unless Churchill and the HBPA shall have expressly acknowledged and consented to such other conflicting terms and/or agreements in writing. Churchill will not be obligated for the performance of any obligations under the Settlement Agreement except as set forth specifically herein and in the Global Term Sheet.

        We understand and agree that your consent or agreement to these terms is expressly conditioned on Churchill and the Debtor having a closing under a confirmed Amended Plan that includes all of the provisions set forth above and in the Global Term Sheet and provides for the payment of $25 million to the HBPA on or before October 15,

2004. In the event some other party closes with the Debtor on or before October 15, 2004, the HBPA and Churchill are not bound by this letter agreement.

        Moreover, HBPA and the Debtor (as evidenced by the Debtor’s intervention below) expressly acknowledge that nothing contained herein or in the Global Term Sheet affects the validity or enforceability of the Settlement Agreement between the Fair Grounds and the HBPA and that the same is unaffected by this agreement.

        Both HBPA and Churchill further agree that these terms are personal to the parties hereto and are not intended to bind or benefit any parties other than Churchill and the HBPA, and HBPA will only be bound if Churchill closes the Enabling Transaction in the manner and to the extent described in the Global Term Sheet and herein on or before October 15, 2004, pursuant to a confirmed Amended Plan.

        The HBPA will have the option to terminate this agreement if Churchill is unable to provide the form of releases and waivers referenced herein by the due dates. Such termination will be by written notice on or before October 15, 2004 to David Waguespack.

        The parties adopt by reference herein as being fully applicable to this letter agreement Sections 8.2, 8.4, 8.5, 8.6, 8.7, 8.9, and 8.11 of the Settlement Agreement.

        Further, the waiver by HBPA or Churchill of any default hereunder shall not constitute a waiver of any other provisions or obligations.

        Churchill Downs Incorporated covenants to be jointly and solidarily liable for all obligations of Churchill hereunder, with any designee of Churchill that may fulfill the obligations under this letter, the APA or the Global Term Sheet, as may be set forth in the Amended Plan, which obligation shall survive the Closing.

        Notwithstanding anything herein to the contrary, Churchill shall only be obligated hereunder if the Amended Plan is confirmed by final and nonappealable order of the Bankruptcy Court and upon the Closing, unless such Closing does not occur after the entry of the final and nonappealable order confirming the Amended Plan because of a breach of the APA by Churchill.

        If the foregoing agreements are acceptable to the HBPA, please sign a copy of this letter where indicated below to confirm the approval of the same by the HBPA.

        No amendment of any provision of the Settlement Agreement which provision Churchill is agreeing to perform under this agreement shall bind Churchill, without the prior written consent of Churchill.

Sincerely,

CHURCHILL DOWNS INCORPORATED By: /s/ Michael E. Miller Michael E. Miller Executive Vice President & Chief Financial Officer

Accepted and Approved:

HBPA By: /s/ Oran Trahan Its: President

Fair Grounds Corporation intervenes herein to expressly acknowledge that nothing contained herein or in the Global Term Sheet affects the validity or enforceability of the Settlement Agreement between the Fair Grounds and the HBPA and that the same is unaffected by this agreement.

FAIR GROUNDS CORPORATION By: /s/ Bryan G. Krantz Title: Bryan G. Krantz President